August 31, 2005



Mr. P. Mark Stark
Chief Financial Officer
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East, Suite 250
San Antonio, Texas  78232


	Re:	The Exploration Company of Delaware, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      Filed May 10, 2005 and August 9, 2005
      Response Letters Dated July 25, 2005 and August 18, 2005
		File No. 0-09120


Dear Mr. Stark:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comment.
Please
be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note A - Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

1. We have reviewed your response to comment 11 included in our
letter dated    July 12, 2005 and comment one included in our
letter
dated August 4, 2005.   Please expand your policy disclosure to
incorporate the information provided in these responses. In this regard, clearly explain the manner by which you utilize the 3-D seismic data, the criteria used to determine if these costs represent development versus exploration costs and how you account for these costs.
Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Mr. P. Mark Stark
The Exploration Company of Delaware, Inc.
August 31, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010